10575 N. 114th Street, Suite 103

Scottsdale, AZ 85259

July 10, 2015

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Mix 1 Life, Inc. Amendment No. 2 to Form S-1 Filed June 5, 2015 File No. 333-204750

Dear Mr. Reynolds:

Mix 1 Life, Inc., an Nevada corporation (the "Company"), has received and reviewed your letter dated July 7, 2015 pertaining to the Company's above-referenced filing (the "Filing") as filed with the Securities & Exchange Commission (the "Commission"). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 7, 2015.

Recent Sales of Unregistered Securities, page II-1

1. We note your response to our prior comment 2. Please revise your disclosure here of your convertible debenture and warrants offerings to include all of the information required by Item 701 of Regulation S-K.

RESPONSE:

We have amended the filing and added the following language to page II-1:

"In May 2015 we completed an offering to 13 accredited investors of 12% convertible debentures, which are convertible into shares of our common stock at the holder's discretion at a conversion rate of $3.00 per share, adjusted to account for certain enumerated events, with warrants to purchase an additional 225,833 shares at an exercise price of $5.00 for an aggregate of cash consideration of $1,355,000. No broker was involved and no commissions were paid related to the foregoing offering. These securities were issued pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act. The number of investors was limited, the investors were all accredited, had access to material information about the Company, and restrictions were placed on the resale of the securities issued."

Description of Securities, page 15

2. We note your response to our prior comment 3. Please expand your description here of the outstanding warrants to comply with the requirements of Item 201(c) of Regulation S-K. For instance, please disclose the number of warrants outstanding, the exercise price of the warrants, the specific expiration date(s) of the warrants, provisions for changes to or adjustments in the exercise price and any other material terms of such rights on warrants.

1

RESPONSE:

We have amended the filing and added the following language to page 15:

"The Warrants entitle the holder to purchase shares of common stock for an exercise price equal to $5.00 per share of our common stock. Subject to certain limitations as described below, the Warrants are immediately exercisable upon issuance and expire on the fifth anniversary of the initial issue date, all outstanding Warrants expire before May 1, 2020. The exercise price and the number of shares of our common stock issuable upon the exercise of the Warrants, is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock, and also upon any distributions of assets, including cash, stock or other property to our stockholders. The warrant holders must pay the exercise price in cash upon exercise of the Warrants. After the close of business on the expiration date, unexercised Warrants will become void.

In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchange for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding common shares, then following such event, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Warrants.

Upon the holder's exercise of an Warrant we will issue the shares of common stock issuable upon exercise of the Warrant or a within five (5) business days following our receipt of notice of exercise and payment of the exercise price, subject to surrender of the Warrant. Prior to the exercise of any warrants to purchase common stock, holders of the Warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the common stock purchasable upon exercise."

In connection with the Company's responding to the comments set forth in the July 7, 2015 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

By:	/s/ Cameron Robb
Cameron Robb
President